January 24, 2020

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

       Re: CDT Environmental Technology Investment Holdings Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 13, 2020
           CIK No. 0001793895

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in ourDecember 12, 2019 letter.

Draft Registration Statement on Form F-1

Prospectus Summary
Competitive Strengths, page 2

1. Please refer to our prior comment 3. Where you reference the "significant industry experience" of your management team, please identify any members of your team with such experience in sewage treatment systems and sewage treatment services.
Risk Factors, page 9

2. We note your disclosure that days sales outstanding has increased due to the complex local government approval process. Revise to provide risk factor disclosure related to this
 Yunwu Li
FirstName LastNameYunwu Li Investment Holdings Limited
CDT Environmental Technology
Comapany NameCDT Environmental Technology Investment Holdings Limited
January 24, 2020
Page 2
January 24, 2020 Page 2
FirstName LastName
         approval process including an explanation of the impact to your business condition and liquidity.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents...., page 18

3. We note your disclosure regarding the potential consequences of the failure of certain PRC resident shareholders to register according to SAFE Circular 37. Please revise to clarify whether this could impact the use of proceeds of this offering in the manner described under "Use of Proceeds" on page 27.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Accounts Receivable, page 41

4. We note your response to our prior comment 8 and partially reissue the comment. Expand your disclosure to address how factors such as your collection experience and the aging of your receivables are considered by management in evaluating the increase in your accounts receivable balance. Include details describing how your allowance for doubtful accounts is established, especially considering the nature of your customers, and explain how you evaluate the reasonableness of your allowance policy.
5. Disclosure in your submission states that you add or subtract additional amounts to your allowance for doubtful accounts as deemed necessary. To the extent material, tell us about any amounts that were added or subtracted in calculating the allowance for doubtful accounts as of June 30, 2019 and December 31, 2018.
6. Your days sales outstanding rose from 171 days at December 31, 2017 to 286 days at June
         30, 2019. Please revise your disclosures to explain whether management anticipates this trend to continue into future periods and, if applicable, the extent to which it is reasonably likely to have a material impact on your liquidity. As part of your response, provide us with your accounts receivable aging as of December 31, 2018, June 30, 2019 and
         December 31, 2019 including detail regarding amounts for which an allowance was recorded. Refer to Section III.B.3 of SEC Release 33-8350.
Note 2   Summary of Significant Accounting Policies
Revenue Recognition, page F-11

7. The disclosure provided in response to our prior comment 8 states that days sales outstanding increased substantially from December 31, 2018 to June 30, 2019 and that you had collected 61.1% of your June 30, 2019 accounts receivable balance through the date of your prospectus. Considering these metrics, explain how you determined that it was probable that you would collect substantially all of the consideration to which you are entitled. Refer to FASB ASC 606-10-25-1.
8. Your disclosure in response to our prior comment 14 indicates that your payment terms
 Yunwu Li
FirstName LastNameYunwu Li Investment Holdings Limited
CDT Environmental Technology
Comapany NameCDT Environmental Technology Investment Holdings Limited
January 24, 2020
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January 24, 2020 Page 3
FirstName LastName
         usually include a conditional right related to the signing of the sales contract. Please tell us when sales contracts are signed and how this affects your ability to identify a contract with a customer within the context of FASB ASC 606-10-25-1.
9. Your response to our prior comment 14 provides details on typical payment terms, but does not appear to describe how the timing of the satisfaction of your performance obligations relates to the typical timing of payment. Please revise your disclosure in this regard and outline the portion of the total consideration that is typically due based on the progress of construction. Refer to FASB ASC 606-10-50-9 and 50-12.
10. You disclose that your payment terms usually include the conditional right to the completion of retention periods. Explain what retention periods are and if there are any services provided by you during the retention period.
Note 4   Contract assets, page F-15

11. Your response to our prior comment 15 does not appear to adequately explain how revenue recognized to date was determined for purposes of the disclosure of contract assets on page F-15 of your submission. Please revise your disclosure to more clearly explain how the amount of revenue recognized to date was calculated.
Note 15   Enterprise wide disclosure, page F-23

12. The revised disclosure provided in response to our prior comment 17 states that disaggregated information about revenues for your sewage treatment system and sewage treatment service business lines are used for purposes of allocating resources and evaluating financial performance. Tell us how information for each of these business lines is used by your chief operating decision maker to make resource allocation decisions and to assess performance. Include an explanation of the types of
         decisions made by the chief operating decision maker related to the generation of revenue and incurrence of expenses and describe what other information, if any, is used to make these decisions. Refer to FASB ASC 280-10-50-1b.
Exhibit Index, page II-4

13. We note your disclosure on page 60 that you have entered into employment agreements with each of your executive officers. We also note from your exhibit index that you intend to file only a form of employment agreement. Please file the executed employment agreements or tell us why you believe you are not required to file them. Refer to Item 8.a of Form F-1 and Item 601 of Regulation S-K.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
January 24, 2020
Page 4




                                                     Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
January 24, 2020 Page 4
cc:       Matthew Ogurick, Esq.
FirstName LastName